Talisman Energy Inc.
	Annual Meeting of Shareholders
May 7, 2014

REPORT OF VOTING RESULTS
In accordance with s. 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

1.	ELECTION OF DIRECTORS

	By ballot, on the nominees for election as directors:	For	Withheld

	Christiane Bergevin	701,139,987	20,303,635
		97%	3%
	Donald J. Carty	683,539,015	37,904,607
		95%	5%
	Jonathan Christodoro	714,041,543	7,403,772
		99%	1%
	Thomas W. Ebbern	716,064,737	5,378,885
		99%	1%
	Harold N. Kvisle	715,578,896	5,866,419
		99%	1%
	Brian M. Levitt	711,669,477	9,774,144
		99%	1%
	Samuel J. Merksamer	706,989,936	14,455,379
		98%	2%
	Lisa A. Stewart	687,822,496	33,621,127
		95%	5%
	Henry W. Sykes	697,257,343	24,186,279
		97%	3%
	Peter W. Tomsett	687,744,855	33,698,767
		95%	5%
	Michael T. Waites	716,424,129	5,019,493
		99%	1%
	Charles R. Williamson	704,909,162	16,536,153
		98%	2%
	Charles M. Winograd	713,473,057	7,970,463
		99%	1%

2.	APPOINTMENT OF AUDITOR

	By show of hands, on the appointment of Ernst & Young LLP,	For	Withheld
	Young LLP, Chartered Accountants, as auditor:	727,697,198	13,377,376
		Carried

3.	CONFIRMATION OF THE COMPANY'S BY-LAW 2

	By ballot, on confirming By-Law 2 of the Company:	For	Against
		630,828,057	90,617,725
		87%	13%

4.	RECONFIRMATION OF SHAREHOLDER RIGHTS PLAN

	By ballot, on reconfirming the Company's Shareholder	For	Against
	Rights Plan:	623,560,465	97,885,318
		86%	14%

5.	ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

	By ballot, on an advisory basis, on the acceptance of	For	Against
	the company's approach to executive compensation:	611,407,145	110,029,628
		85%	15%

6.	SHAREHOLDER PROPOSAL

	By ballot, on a shareholder proposal:	For	Against	Abstain
		331,648,990	365,800,584	23,984,518
		47.55%	52.45%

Note:	Percentages have been rounded to the nearest whole number.